                     File No. 70-9135

CERTIFICATE OF NOTIFICATION

(Rule 24)

to the

SECURITIES AND EXCHANGE COMMISSION

by

YANKEE ATOMIC ELECTRIC COMPANY (YANKEE ATOMIC)


     It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated December 30, 1997 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

     During the quarter ended December 31, 1999, Yankee Atomic made no new money borrowings and had no short-term debt outstanding.


  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

     YANKEE ATOMIC ELECTRIC COMPANY


     s/ Kirk L. Ramsauer

          Kirk L. Ramsauer
       Clerk and General Counsel


Date:  February 10, 2000